CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603



                                 August 3, 2012



VIA EDGAR CORRESPONDENCE
------------------------
Karen Rossotto
Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


              Re: First Trust Exchange-Traded Fund VI (the "Trust") File Nos. 333-182308; 811-22717
                   -------------------------------------------------


Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VI (the "Trust") with the Securities and Exchange Commission (the "Commission") on June 25, 2012. The registration statement filed on June 25, 2012 is regarding the Multi-Asset Diversified Income Index Fund and First Trust NASDAQ Technology Dividend Index Fund (the "Funds"). Your comments regarding the Funds were communicated to us via facsimile on July 25, 2012. This letter serves to respond to your comments and accompanies Pre-Effective Amendment No. 1 to the Trust's registration statement, filed on August 3, 2012 (the "Amendment").

                                  PROSPECTUSES

Multi-Asset Diversified Income Index Fund

         COMMENT 1

      The Fund's name "Multi-Asset Diversified Income Index Fund" includes the term "Diversified". Because the Fund is classified as "non-diversified" as the term is defined in section 5(b)(2) of the 1940 Act, the use of the term "diversified" in the Fund's name is misleading. Please delete the word "Diversified" from the Fund's name.

         RESPONSE TO COMMENT 1

      The Fund will be classified as diversified under the 1940 Act. The prospectus and SAI have been revised in accordance with this comment.

         COMMENT 2

      On the Cover Page, immediately following the phrase "[t]he Fund's Creation Units are issued and redeemed principally in-kind", please insert "and only to and from broker-dealers and large institutional investors that have entered into participation agreements ... ". In addition, in the same sentence, please replace the phrase "or cash" with "and/or cash" to clarify that in-kind securities and cash are not mutually exclusive.

         RESPONSE TO COMMENT 2

      The prospectus has been revised in accordance with this comment.

         COMMENT 3

      We note that there is disclosure that an exchange traded fund (the "ETF") will comprise 15% of the Index. On page 1, in Fees and Expenses of the Fund, if the Fund expects to have Acquired Fund Fees and Expenses ("AFFE") greater than one basis point of its average net assets, please include a line noting these expenses in the fee table. If these fees and expenses are not expected to exceed one basis point, please include such expenses in the Other Expenses line in the table. If included as a separate line item, please also disclose in a footnote to the table that AFFEs are based on estimated amounts for the current fiscal year.

         RESPONSE TO COMMENT 3

      The prospectus has been revised in accordance with this comment.

         COMMENT 4

      Also in Fees and Expenses of the Fund, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. See Instruction 6(a) to Item 3 of Form N-1A.

      The prospectus has been revised in accordance with this comment.

         COMMENT 5

      On page 1, in the Example, second paragraph, please delete the phrase "and then you retain" in the second line and, in the reference to "the Fund's net operating expenses", please delete "net" as these words do not appear in the Example language in Item 3 of Form N-1A.

         RESPONSE TO COMMENT 5

      On page 1, in the Example, the second paragraph has been revised to state:

                 "The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain at current levels until August 7, 2013 and thereafter at 0.93% to represent the imposition of the 12b-1 fee of 0.25% per annum of the Fund's average daily net assets. Although your actual costs may be higher or lower, based on these assumptions your costs would be:".

         COMMENT 6

      On page 2, in the Principal Investment Strategies section, please disclose:

      a) The percentage of the Index that is comprised of dividend paying equity securities (25%), preferred securities (20%), REITs (20%), MLPs (20%) and the ETF (15%).

         RESPONSE TO COMMENT 6(A)

      The prospectus has been revised in accordance with this comment.

      b) Briefly, the nature of the ETF included in the Index, including whether it is index-based or actively-managed, and if it is comprised of any securities other than high yield bonds (please also disclose here, and in the Principal Risk section, that high yield bonds are also known as "junk bonds").

         RESPONSE TO COMMENT 6(B)

      The prospectus has been revised in accordance with this comment.

      c) The market capitalization of securities included in the Index. In doing so, please explain how the Index uses a "proprietary modified market capitalization-weighted methodology".

         RESPONSE TO COMMENT 6(C)

      The prospectus has been revised in accordance with this comment. Risk disclosure regarding smaller capitalization companies has been added to the "Principal Risks" section of the prospectus.

      d) Briefly, the nature of the MLPs included in the Index; and

         RESPONSE TO COMMENT 6(D)

      The prospectus has been revised in accordance with this comment.

      e) If applicable, and if a principal component, that the Index may contain stocks of emerging market companies.

         RESPONSE TO COMMENT 6(E)

      The Index may contain stocks of emerging market companies. "Emerging Markets Risk" has been added to the "Principal Risks" section of the prospectus.

         COMMENT 7

      In the third paragraph of Principal Investment Strategies, the types of securities that compose the Index are listed. However, REITS, although noted in the first paragraph as a principal investment of the Fund, is not listed here. Please explain why not, or otherwise correct this inconsistency.

         RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

         COMMENT 8

      At the top of page 3, in the penultimate line of the Principal Investment Strategies section, it states that the Fund "may purchase securities not in the Index that are appropriate to substitute for certain securities in the Index". If the Fund intends to invest in derivatives for this purpose, please note that here and disclose the types of derivatives the Fund intends to use. If appropriate, please also include corresponding disclosure in the Principal Risks section that follows.

         RESPONSE TO COMMENT 8

      The Fund may invest in derivatives; however, this is not a part of the Fund's principal investment strategy. The prospectus has been revised accordingly.

         COMMENT 9

      On page 3, in the Principal Risk section, within Real Estate Investment Risk, it states that the Fund invests in "companies in the real estate industry, including REITS." Other than REITS, please explain what types of companies this risk is referring to - i.e., what are the other "companies in the real estate industry" that the Fund invests in?

         RESPONSE TO COMMENT 9

      The Fund does not intend to invest in companies in the real estate industry, other than REITs. The prospectus has been revised accordingly.

         COMMENT 10

      On page 5, in the Principal Risk section, there is a discussion of the risks associated with "Non-U.S. Securities". These types of securities are not mentioned as components of the Index in the Principal Investment Strategies section. In addition, in Index Information on page 27, it states that "[t]he Index is comprised of securities classified as U.S. equities, U.S. REITs, U.S. preferred securities, U.S. MLPs and a high-yield corporate bond ETF" - all U.S. securities. If non-U.S. securities are included in the Index and are thus a principal investment of the Fund, please disclose that in the Principal Investment Strategy section and where appropriate in the Prospectus. If not, please delete this risk discussion from the Principal Risks section.

         RESPONSE TO COMMENT 10

      The prospectus has been revised, where appropriate, to reflect that the Index, and in turn the Fund, may invest in U.S.-listed securities of non-U.S. companies.

         COMMENT 11

      Also on page 5, in Index Tracking Risk, it states that "the value of Fund Shares will decline more or less in correlation with any decline in the value of the Fund's Index (emphasis added)". It is unclear what risk this language refers to. Is it disclosing the risk that the Fund will not replicate the returns of the Index? If so, please clarify that the Fund's performance may vary from the actual performance of the Index and note why this might occur. For further clarity, you might consider revising the caption from "Index Tracking Risk" to "Index Correlation Risk". If the risk being described is that the Fund will correlate to the Index and the Index may decline, or a different meaning is intended, please revise accordingly.

         RESPONSE TO COMMENT 11

      The relevant caption has been revised to read "INDEX CORRELATION RISK." There is separate risk disclosure entitled "NON-CORRELATION RISK" contained in the prospectus.

         COMMENT 12

      Also in the Principal Risk section, as the minimum market capitalization of securities included in the Index is $1 billion or less (as described on page 27 in Index Information, Index Construction), please disclose risks associated with investment in small and mid-cap securities.

         RESPONSE TO COMMENT 12

      The prospectus has been revised in accordance with this comment.

         COMMENT 13

      On page 6, in Management, Portfolio Managers, you have identified a team of six portfolio managers. The instruction to Item 5(b) of Form N-1A states "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio." Please consider whether each of the individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure. Please also see the inconsistencies noted below in comment #41 regarding the number of members of the Investment Committee.

         RESPONSE TO COMMENT 13

      Each individual listed under "Portfolio Managers" shares significant responsibility for the day-to-day management of the Fund's portfolio.

         COMMENT 14

      On page 8, in Investment Strategies, it states that the Fund may use "futures or derivative instruments". If use of these instruments are principal investments of the Fund, please discuss this in the Principal Investment Strategies section. If they are not principal investments, please move the reference to these instrument to the SAI.

         RESPONSE TO COMMENT 14

      As it is not a part of the Fund's principal investment strategy, reference to the Fund's use of derivative instruments has been removed from the prospectus. Relevant disclosure is included in the SAI.

         COMMENT 15

      On page 17, in Management of the Fund, please disclose the business experience of each portfolio manager during the last five years (this is currently provided only for Mr. Lindquist and Mr. Ueland). For ease of reading, please provide the information for each portfolio manager in a list format with a space following each one.

         RESPONSE TO COMMENT 15

      The prospectus has been revised in accordance with this comment.

         COMMENT 16

      On page 18, in How to Buy and Sell Shares, in the first paragraph, immediately following the phrase "investors may receive less than the NAV of the Shares," please insert "because Shares are bought and sold at market prices rather than NAV,".

         RESPONSE TO COMMENT 16

      The prospectus has been revised in accordance with this comment.

         COMMENT 17

      On page 21, in Distributions, it states that "the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you". Please clarify that while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when Shares are sold, even if the shareholder sells the Shares at a loss from the original investment.

         RESPONSE TO COMMENT 17

      The prospectus has been revised in accordance with this comment.

         COMMENT 18

      On page 27, in Index Information, Index Description in the first paragraph, please include a sentence describing the composition of the Index, as outlined in comment #6 above.

         RESPONSE TO COMMENT 18

      The following has been inserted into the "Index Description" section of the prospectus:

                 "The Index is designed to provide access to a diversified portfolio of small, mid and large capitalization income producing securities, which are composed of domestic and international dividend-paying stocks, REITs, oil and gas or basic materials MLPs, U.S.-listed preferred securities and an index-based exchange-traded fund that invests in high yield or "junk" bonds."

         COMMENT 19

      Please restate in plain English the discussion of the modified market capitalization-weighting methodology that beings on page 27, in Index Information, Index Description. See, General Instruction B.4(c) to Form N-1A.

         RESPONSE TO COMMENT 19

      The prospectus has been revised in accordance with this comment.

         COMMENT 20

      On page 28, in Index Information, Index Construction, it states that in determining the dividend-paying equity securities included in the Index, "[t]he top 50 securities [meeting the specified criteria] by yield are selected, weighted by yield, and updated each quarter". It is stated that a similar selective process is used in selecting the "top 25" REITS, preferred securities and MLPs that meet certain specified criteria. Regarding the Index, please disclose what will happen if, in any of these categories of securities, there are an insufficient number available that meet the specified criteria for inclusion in the Index (i.e., what happens if there are less than 50 or less than 25 securities that meet the criteria?).

         RESPONSE TO COMMENT 20

      The prospectus has been revised in accordance with this comment.

         COMMENT 21

      On page 29, it states that one criteria for a High Yield Bond ETF to be included in the Index is that it must be "a US-Listed ETF tracking a High Yield Corporate Bond Index". Please describe what a "High Yield Corporate Bond Index" is.

         RESPONSE TO COMMENT 21

      The relevant criteria has been revised to read:

                 "be a U.S.-listed ETF tracking a High Yield Corporate Bond Index designed to provide a broad representation of the U.S. dollar-denominated high yield corporate bond market; and".

         COMMENT 22

      Footnote 1 on page 29 refers to "the preferred segment of NQMAUS ... ". Please explain what "NQMAUS" is, as this term has not been previously defined.

         RESPONSE TO COMMENT 22

      The footnote has been revised to read:

                 "The preferred segment of the NASDAQ U.S. Multi-Asset Income Index ("NQMAUS") is reviewed on an annual basis in June of each year."

         COMMENT 23

      On page 30, in Premium/Discount Information, it states that "[t]he Fund has not yet commenced operations and, therefore, does not have information about the differences between the Fund's daily market price on NASDAQ(R) and its NAV". Please disclose that this information will be provided once it becomes available.

         RESPONSE TO COMMENT 23

      The prospectus has been revised in accordance with this comment.

First Trust NASDAQ Technology Dividend Index Fund

         COMMENT 24

      On page 2, in Principal Investment Strategies, in the first line, immediately following "90% of its net assets", please insert the parenthetical "(plus any borrowings for investment purposes)".

         RESPONSE TO COMMENT 24

      The prospectus has been revised in accordance with this comment.

         COMMENT 25

      In the third paragraph in Principal Investment Strategies, it states that "[t]he Index includes up to 100 Technology and Telecommunications companies that pay a regular or common dividend." Please describe the criteria used to determine whether a company is a Technology or Telecommunications company. Also, in addition to paying a dividend, please describe any other bases on which companies are chosen for inclusion in the Index, including any consideration of a company's market capitalization.

         RESPONSE TO COMMENT 25

      The following sentence has been added to the relevant disclosure:

                 "To be selected for the Index, a company must be classified as a Technology or Telecommunications company under the Industry Classification Benchmark ("ICB") and have a minimum market capitalization of $500 million."

         COMMENT 26

      Also in Principal Investment Strategies, please describe briefly what a "modified dividend value-weighting methodology" is and how the Fund uses it. In addition, in the penultimate sentence on page 2, there is reference to a "review". There has been no mention of a "review" previously, and it is unclear what this is referring to. Please explain what this is. Furthermore, the next sentence states that "[a]s of June 20, 2012, the Index was comprised of 60 securities." Please explain to us why the date of June 20, 2012, was chosen for this purpose.

         RESPONSE TO COMMENT 26

      The word "review" has been replaced with "rebalancing." June 20, 2012 was chosen as a reference date cause of its proximity to the original filing of the Fund's prospectus. The prospectus has otherwise been revised in accordance with this comment.

         COMMENT 27

      Furthermore in the Principal Investment Strategies section, similar to comment #8 above, please disclose any derivatives the Fund may use in purchasing "securities not in the Index that are appropriate to substitute for certain securities in the Index" and include any corresponding risk disclosure, as appropriate.

         RESPONSE TO COMMENT 27

      The Fund may invest in derivatives; however, this is not a part of the Fund's principal investment strategy. The prospectus has been revised accordingly.

         COMMENT 28

      On page 3, in Principal Risks, Replication Management Risk, it states that "securities held by the Fund ... may be issued by companies concentrated in a particular industry". Please state the industry, or industries, that the Fund may concentrate in as a result of its investment in securities included in the Index.

         RESPONSE TO COMMENT 28

      The relevant disclosure has been revised to state:

                 "As a result of this policy, securities held by the Fund will generally not be bought or sold in response to market fluctuations and the securities may be issued by companies concentrated in the Technology and/or Telecommunications sectors, if the Index is so concentrated."

         COMMENT 29

      On page 4, in the Principal Risks section, there is a discussion of risks associated with non-U.S. securities and securities of companies located in emerging markets. These types of securities are not mentioned as components of the Index in the Principal Investment Strategies section. If these types of securities are included in the Index and are thus principal investments of the Fund, please disclose that in the strategy section. If not, please delete this risk discussion from the Principal Risks section.

         RESPONSE TO COMMENT 29

      The prospectus has been revised to include relevant disclosure in the "Principal Investment Strategies" section.

         COMMENT 30

      Also in the Principal Risk section, please include a discussion of the risks associated with depositary receipts, as these securities are mentioned on page 2 as principal investments of the Fund. Please also include in this section a discussion of the risks specifically associated with Telecommunications companies.

         RESPONSE TO COMMENT 30

      Risk disclosure regarding both depositary receipts and the telecommunications sector has been added to the prospectus.

         COMMENT 31

      On page 4, in Portfolio Managers, please separate out the Information about each portfolio manager and present it in a list format. Also, similar to comment #13 above, please consider whether each of the six individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure to include only five.

         RESPONSE TO COMMENT 31

      Each individual listed under "Portfolio Managers" shares significant responsibility for the day-to-day management of the Fund's portfolio. The prospectus has otherwise been revised in accordance with this comment.

         COMMENT 32

      On page 7, in Additional Risks of Investing in the Fund, there is a discussion of the risks associated with investing in small- and/or mid-capitalization companies. If these types of companies are a component of the Index and are principal investments of the Fund, please include these risks in the Principal Risks section.

         RESPONSE TO COMMENT 32

      The prospectus has been revised in accordance with this comment.

         COMMENT 33

      Please restate the discussion on page 19, in Index Information, Index Calculation, in plain English. For example, this section includes a formula for calculating the Index value that should be revised. In addition, it is stated in this section that "[t]wo versions of the Index are calculated". Please explain the purpose of having two versions of the Index.

         RESPONSE TO COMMENT 33

      All references to multiple versions of the Index have been removed, as the Fund will only track one Index. The prospectus has otherwise been revised in accordance with this comment.

         COMMENT 34

      On page 20, in Index Information, Eligibility, it states that "[t]he security types eligible for the Index include common stocks, ordinary shares, and ADRs". What other types of securities are eligible? Rather than using the word "include", please disclose all the security types eligible for the Index. In addition, please explain to us how "ordinary shares" are different from "common stocks".

         RESPONSE TO COMMENT 34

      The relevant sentence has been revised to read: "The security types eligible for the Index are common stocks and Depositary Receipts."

         COMMENT 35

      On page 21, in Index Information, Index Evaluation, it states that "any Index security that reaches its foreign investment limit between quarterly rebalances is removed from the Index". Please explain what the "foreign investment limit" is and why it is not discussed earlier in the Prospectus.

         RESPONSE TO COMMENT 35

      In accordance with the most recent information provided by the Index Provider, the relevant disclosure has bee revised to read:

                 "Additionally, if at any time during the year other than the time of evaluation, an Index security no longer meets the Eligibility Criteria, or is otherwise determined to have become ineligible for inclusion in the Index, the security is removed from the Index and is not replaced. Ordinarily, a security will be removed from the Index at its Last Sale Price. If, however, at the time of its removal the Index security is halted from trading on its primary listing market and an official closing price cannot readily be determined, the Index security may, in NASDAQ's discretion, be removed at a zero price. The zero price will be applied to the Index security after the close of the market but prior to the time the official closing value of the Index is disseminated, which is ordinarily 17:16:00 ET."

                      STATEMENT OF ADDITIONAL INFORMATION

Multi-Asset Diversified Income Index Fund

         COMMENT 36

      On page 2, in General Description of the Trust and the Fund, the first paragraph ends with "the Multi-Asset Diversified Income Index Fund, a [NON-] diversified series." As it is stated in the Prospectus that the Fund is non-diversified, please explain to us if there is a reason brackets are included around this term here.

         RESPONSE TO COMMENT 36

      The Fund will be classified as diversified under the 1940 Act. The prospectus and SAI have been revised in accordance with this comment.

         COMMENT 37

      The following disclosure appears on page 5: "With respect to the submission of a change in an investment policy to the holders of outstanding voting securities of the Fund, such matter shall be deemed to have been effectively acted upon with respect to the Fund if a majority of the outstanding voting securities of the Fund vote for the approval of such matter, notwithstanding that ... (2) such matter has not been approved by the vote of a majority of the outstanding voting securities." The italicized language appears inconsistent with the language that follows in (2). Please explain this apparent inconsistency and revise as appropriate.

         RESPONSE TO COMMENT 37

      The relevant disclosure has been revised to remove clause (2) as described above.

         COMMENT 38

      Also at the bottom of page 5, in Investment Strategies, in the second line of the first paragraph, immediately following "90 percent of its net assets", please insert the parenthetical "(plus any borrowings for investment purposes". In addition, at the end of that sentence, in the first two lines on page 6, it states " ... and an exchange-traded fund representing securities in the NASDAQ Multi-Asset Diversified Income Index (the "Index")". With this language, the sentence reads as if the exchange-traded fund represents securities in the Index, rather than all the different types of securities listed in the sentence. Please replace "representing" with ", each of which represents", or make other appropriate changes to the sentence, in order to relay its intended meaning.

         RESPONSE TO COMMENT 38

      The SAI has been revised in accordance with this comment.

         COMMENT 39

      On page 28, in Management of the Fund, Board Diversification and Trustee Qualifications, the discussion of the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund should be made "in light of the Fund's business and structure" in accordance with Item 17.b.10 of Form N-1A. Please revise the discussion as appropriate.

         RESPONSE TO COMMENT 39

      The following relevant disclosure has been added to the section entitled "Board Diversification and Trustee Qualifications":

                 "In concluding that each of the current Trustees is appropriate to serve on the Board, the Nominating and Governance Committee considered each Trustee's business and educational experience, as well as each Trustee's service on a range of other funds in the First Trust Fund Complex, in light of the Fund's business and structure."

         COMMENT 40

      In the first column to the compensation table on page 30, please replace the reference to "Trust" with "Fund," and modify the corresponding footnote accordingly. See Item 17.(c) of Form N-1A.

         RESPONSE TO COMMENT 40

      The SAI has been revised in accordance with this comment.

         COMMENT 41

      In the last line on page 32, in Management of the Fund, Board Diversification and Trustee Qualifications, it states that "[t]here are currently six members of the Investment Committee". However, the tables and Member descriptions that follow list nine members of the Investment Committee. The Prospectus for the Fund lists six members, as does the SAI for the First Trust NASDAQ Technology Dividend Index Fund. Please reconcile these inconsistencies.

         RESPONSE TO COMMENT 41

      All references to the additional three members of the Investment Committee have been removed from the SAI.

         COMMENT 42

      On page 42, it states that the Codes of Ethics adopted by the Fund under Rule 17j-1 of the 1940 Act "contain policies restricting securities trading in personal accounts of the officers, Trustees and others who normally come into possession of information on portfolio transactions." Item 17, paragraph (e), of Form N-1A requires a brief statement disclosing whether the codes of ethics adopted by a fund's investment adviser and principal underwriter, "permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund." Please revise the disclosure concerning the Fund's code of ethics to comply with this requirement.

         RESPONSE TO COMMENT 42

      The following relevant disclosure has been added to the section entitled "Codes of Ethics":

                 "Personnel subject to the Codes of Ethics may invest in securities that may be purchased or held by the fund; however, the Codes of Ethics require that each transaction in such securities be reviewed by the Board or its designee."

         COMMENT 43

      On page 48, in the second full paragraph, it states that

      Under the 1940 Act, the Fund would generally be required to make payment of redemption proceeds within seven days after a security is tendered is redemption. However, because the settlement of redemptions of Fund Shares is contingent not only on the settlement cycle of the United States securities markets, but also on delivery cycles of foreign markets, the Fund's redemption proceeds must be paid within the maximum number of calendar days required for such payment or satisfaction in the principal local foreign markets where transactions in portfolio securities customarily clear and settle, but no later than 12 calendar days following tender of a Creation Unit Aggregation.

      Please explain to us how this procedure is consistent with the requirement of section 22(e) of the 1940 Act.

         RESPONSE TO COMMENT 43

      As the Funds will only invest in securities listed on a U.S. exchange, all disclosure relating to settlement on foreign markets has been removed from the SAIs.

                                    ********


Tandy Acknowledgment

      In connection with the Trust's registration statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                                 Sincerely yours,

                                                 CHAPMAN AND CUTLER LLP



                                                 By: /s/ Morrison C. Warren
                                                     -------------------------
                                                     Morrison C. Warren